February 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: James O’Connor

Re:       The Saratoga Advantage Trust (the “Trust”)

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 100

Dear Mr. O’Connor:

On January 2, 2018, the Trust filed Post-Effective Amendment No. 100 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 102 pursuant to the Investment Company Act of 1940, as amended, on Form N-1A. The purpose of the filing is to create a shell fund for the reorganization of the NWM Momentum Fund, a series of PFS Funds, into the Trust. The registration statement of the NWM Momentum Fund has previously been reviewed by the Staff. Attached for your reference is a blackline comparing the principle strategies and risks of the NWM Momentum Fund to those of the James Alpha Momentum Portfolio, as filed.

Should you have any questions regarding the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss